# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Granite Ridge Resources, Inc., CIK 0001928446
CUSIP: 387432107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5217 McKinney Avenue, Suite 400, Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001573767-26-000015
Filed by CIK 0001573767

## Reporting persons
- Hamilton Lane Advisors, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 9,082,131; sole dispositive power 0; shared dispositive power 9,082,131; aggregate amount beneficially owned 9,082,131 (6.9% of the class)
- Regents of the University of Michigan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 9,082,131; sole dispositive power 0; shared dispositive power 9,082,131; aggregate amount beneficially owned 9,082,131 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Granite Ridge Resources, Inc.
Address of issuer's principal executive offices: 5217 McKinney Avenue, Suite 400, Dallas, Texas, 75205

## Item 2. Person Filing
Name of person filing:
(i) Hamilton Lane Advisors, L.L.C. ("HLA")
(ii) Regents of the University of Michigan ("UM")
Address of principal business office or, if none, residence:
(i) 110 Washington Street, Suite 1300, Conshohocken, PA 19428
(ii) 101 N. Main St., Suite 600, Ann Arbor, MI 48104
Citizenship:
(i) Pennsylvania
(ii) Michigan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover page hereto, and is incorporated herein by reference.

HLA, an investment adviser registered under the Investment Advisers Act of 1940, shares beneficial ownership of 9,082,131 shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Granite Ridge Resources, Inc. (the "Issuer"), in its capacity as investment adviser, with its client, UM. Pursuant to the investment management agreement entered into by HLA and UM, investment discretion and voting power over the shares held by UM have been delegated to HLA.
Percent of class:
See the information set forth in Row 11 on each cover page.

Calculations of the percentage of shares of Common Stock beneficially owned are based on 131,900,242 shares of Common Stock outstanding as of August 3, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: HLA, in its capacity as investment adviser to UM, may be deemed to be the beneficial owner of the Common Stock owned by UM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Hamilton Lane Advisors, L.L.C.: /s/ Lydia A. Gavalis, Lydia A. Gavalis/General Counsel and Secretary (11/04/2026)
- Regents of the University of Michigan: /s/ L. Erik Lundberg, L. Erik Lundberg/Chief Investment Officer (11/04/2026)